FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of October, 2002


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG Group plc
24 October 2002

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:   BG Group plc

2. Name of scheme:

   a.) BG Sharesave Scheme
   b.) BG Employee Profit Sharing Scheme
   c.) BG Executive Share Option Scheme
   d.) BG Group Sharesave Scheme
   e.) BG Group Employee Profit Sharing Scheme f.) BG Group Long Term Incentive Scheme g.) BG Group Short Term Incentive Scheme h.) BG Group New Long Term Incentive Scheme i.) BG Group Company Share Option Scheme j.) BG Group Share Incentive Plan (formerly called All-Employee Share
       Ownership Plan

3. Period of return:  From  24.APR.2002  to  23.OCT.2002


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme:

   a.)     500,000  Ord. 10p Shares
   b.)     150,000  Ord. 10p Shares
   c.)     200,000  Ord. 10p Shares
   d.)  14,845,357  Ord. 10p Shares
   e.)  15,000,000  Ord. 10p Shares
   f.)     150,000  Ord. 10p Shares
   g.)   5,000,000  Ord. 10p Shares
   h.)   5,000,000  Ord. 10p Shares
   i.)  14,611,333  Ord. 10p Shares
   j.)   4,000,000  Ord. 10p Shares

5. Number of shares issued/allotted
   under scheme during period:

(a.)     to (c.) NIL
(d.)     73,502
(e.)     to (h.) NIL
(i)      312,186
(j.)     NIL

6. Balance under scheme not yet issued/allotted at end of period:

   a.)     500,000  Ord. 10p Shares
   b.)     150,000  Ord. 10p Shares
   c.)     200,000  Ord. 10p Shares
   d.)  14,771,855  Ord. 10p Shares
   e.)  15,000,000  Ord. 10p Shares
   f.)     150,000  Ord. 10p Shares
   g.)   5,000,000  Ord. 10p Shares
   h.)   5,000,000  Ord. 10p Shares
   i.)  14,299,147  Ord. 10p Shares
   j.)   4,000,000  Ord. 10p Shares

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission:

   a.)     500,000  Ord. 10p Shares
   b.)     150,000  Ord. 10p Shares
   c.)     200,000  Ord. 10p Shares
   d.)  15,000,000  Ord. 10p Shares
   e.)  15,000,000  Ord. 10p Shares
   f.)     150,000  Ord. 10p Shares
   g.)   5,000,000  Ord. 10p Shares
   h.)   5,000,000  Ord. 10p Shares
   i.)  15,000,000  Ord. 10p Shares
   j.)   4,000,000  Ord. 10p Shares

   All listed and admitted on 23 OCTOBER 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

    3,529,554,946  Ord. 10p Shares

Contact for queries:

Name:       Heidi Brooks, Secretariat

Address:    BG Group plc,
            100 Thames Valley Park Drive,
            Reading, Berkshire RG6 1PT

Telephone:  0118 929 2570

website www.BG-Group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: **todays date**                            By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary